

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

February 25, 2008

via U.S. mail and facsimile

Steven E. Nielsen, Chief Executive Officer
Dycom Industries, Inc.
11770 US Highway 1, Suite 101
Palm Beach Gardens, Florida 33408

> RE: **Dycom Industries, Inc.**
> **Form 10-K for the Fiscal Year Ended July 28, 2007**
> **Filed September 7, 2007**
> **Form 10-Q for the Fiscal Quarter Ended October 27, 2007**
> **Filed November 21, 2007**
> **File No. 1-10613**

Dear Mr. Nielsen:

We have reviewed the above referenced filing and have the following comments. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended July 28, 2007

Risk Factors, page 7

1. We note your discussion of the risk factors that could have a negative impact on your operations or financial condition. Given your current disclosure we are unable to determine which of the identified risk factors primarily contributed to the decline in customer demand for the two reporting units discussed below and to the lowered second quarter forecast. Please revise MD&A in future filings to discuss the actual impact, if any, these risk factors had on current and/or expected operating results.

Management's Discussion and Analysis, page 23

2. We note your disclosure that two of your reporting units have recently experienced lower demand from the customers they serve compared to historical levels. However, it is not clear whether the operating results of these units are materially impacted by specific adverse competitive conditions and/or any customer or geographic concentrations. It appears that such information is necessary to a reader's understanding of the primary factors impacting the company's ability to recover the underlying assets. Please provide enhanced disclosure in future filings pursuant to Section 501.12.b.4 of the Financial Reporting Codification.

Goodwill and Intangible Assets, page 45

3. You state that you generally engage third party specialist to assist in the valuation of your goodwill. In future filings please identify this third party specialist, or revise your disclosure to eliminate the reference to the independent specialist. Refer to Rule 436(b) of Regulation C for guidance.

Form 10-Q for the Fiscal Quarter Ended October 27, 2007

4. The October 27, 2007, condensed consolidating statements of cash flows report that the parent generated operating cash flows even though it generates no revenue. Given the materiality of this amount to consolidated operating cash flow, please clarify to us the source of these cash flows. The guidance in paragraph 136 of SFAS 95 regarding the classification of intercompany advances may be relevant.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence Al Pavot at (202) 551-3738 or the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief